Exhibit 99.1

BW LPG Limited - Management Share Option Plan “LTIP 2022” – Award of Share Options

27 February 2025

The Board of Directors of BW LPG Limited “BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP) has approved the award of share options to senior management and certain employees of the Company.

This is the fourth annual award of share options under the five-year long-term management share option plan (“LTIP 2022”) which was launched on 1 Mar 2022. LTIP 2022 is aimed at aligning the interests of senior management and key employees of the Company with those of the shareholders. Details of the plan can be found in the following link: https://www.bwlpg.com/media/press-release/bw-lpg-management-share-option-plan-ltip-2022-award-of-share-options/

The total number of options that will be awarded in 2025 is 657,935. The options are awarded in connection with the publication of the quarterly report for Q4 2024.

The following primary insiders of the Company have been awarded options under LTIP 2022, as further described below and in the attached forms.

Kristian Sorensen, Chief Executive Officer
Options granted in prior years: 441,294
Options granted in 2025: 220,647
Total options held: 661,941
Shares held: 7,000

Samantha Xu, Chief Financial Officer
Options granted in prior years: 85,000
Options granted in 2025: 85,000
Total options held: 170,000
Shares held: 2,000

Prodyut Banerjee, Vice President and Head of Operations
Options granted in prior years: 101,624
Options granted in 2025: 50,812
Total options held: 152,436
Shares held: 0

Knut-Helge Knutsen, Vice President and Head of Technical
Options granted in prior years: 101,624
Options granted in 2025: 50,812
Total options held: 152,436
Shares held: 0

Iver Baatvik, Vice President and Head of Corporate Development
Options granted in prior years: 75,652
Options granted in 2025: 50,812
Total options held: 124,464
Shares held: 24,840

Leona Leo, Vice President and Head of Human Resources
Options granted in prior years: 0
Options granted in 2025: 50,812
Total options held: 50,812
Shares held: 0

For further information, please contact:
Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act and article 19 of the EU Market Abuse Regulation.